UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-40618

Stevanato Group S.p.A.

(Translation of registrant’s name into English)

Via Molinella 17

35017 Piombino Dese – Padua

Italy

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit	Description

99.1	Notice of Shareholders’ Meeting dated April 11, 2026

99.2	Explanatory Report on the items on the agenda – Shareholders’ Meeting dated April 11, 2026

99.3	Sustainability Report for the financial year 2025

99.4	Report of the Audit Committee on the activities carried out in the financial year 2025

99.5	Report of the Nominating and Corporate Governance Committee for the financial year 2025

99.6	Report of the Compensation Committee on the Company’s Remuneration Policy and Practices for the financial year 2025

99.7	Substantiated Proposal of the Audit Committee

99.8	Slate of Candidate Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Stevanato Group S.p.A.

Date: May 11, 2026	By:	/s/ Franco Stevanato
	Name:	Franco Stevanato
	Title:	Chief Executive Officer